

December 19, 2013

Via E-mail
Edwin C. Freeman
Chief Financial Officer
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, Minnesota 55343

>   **Re: Communications Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 15, 2013**
>   **File No. 001-31588**

Dear Mr. Freeman:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part III Information Incorporated by Reference to Definitive Proxy Statement filed on April 10, 2013

Compensation Discussion and Analysis, page 13

1.   On pages 16 and 17 you discuss objective performance measures applicable to your Annual Bonus Plan and Long Term Incentive Compensation. Please disclose these measures and provide additional disclosure to clarify how the actual amounts paid out for 2012 were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director